

July 6, 2015

Via E-Mail
Robert F. Barton
EVP and Chief Financial Officer
American Assets Trust, Inc.
11455 El Camino Real, Suite 200
San Diego, CA 92130

> **Re: American Assets Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed February 20, 2015**
> **File No. 1-35030**

Dear Mr. Barton:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   Please tell us how you determined it is appropriate to provide combined periodic reports for parent and subsidiary registrants given that you owned approximately 70.9% of your operating partnership at March 31, 2015.

American Assets Trust, L.P.

Consolidated Statements of Comprehensive Income, page F-10

2.   Please tell us why your operating partnership has adjusted for net income attributable to unitholders in the Operating Partnership in amounts equal to those applicable to American Assets Trust, Inc. In your response, please also address why you have not included the adjustment for Net income attributable to unitholders in the Operating Partnership in your operating partnership's consolidated statements of comprehensive income for the interim period ended March 31, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Staff Accountant